May 10, 2005

Mail Stop 0406
via fax (914) 499-7831


Mr. Timothy S. Shaughnessy
Vice President and Controller
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

	RE:	International Business Machines Corporation
		Form 8-K: Dated April 14, 2005

Dear Mr. Shaughnessy,

	We have reviewed the above referenced filing and have the following comment. Please note that we have limited the scope of our
review to certain non-GAAP measures and disclosures.    Where
indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K Dated April 14, 2005

1. We note that the information provided in your Form 8-K dated
April
14, 2005 includes certain financial results excluding the year-to-year effects of pension charges and incremental funding. To the extent that future filings include the same or similar measures, consider the guidance provided under the answer to Question 8 from Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. In this regard, consider the providing the following disclosure:

* The manner in which you use the non-GAAP measure to conduct or evaluate your business;

* The economic substance behind your decision to use such a measure;

* The material limitations associated with the use of the non-GAAP measure as compared to the most directly comparable GAAP financial measure;

* The manner in which you compensate for these limitations when using the non-GAAP financial measure; and

* The substantive reasons why you believe the non-GAAP measure provides useful information to investors.
*****

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please respond to our comment within 10 business days and file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Christine Davis, Staff Accountant, at (202) 551-
3408,
Brad Skinner, Branch Chief, at (202) 551-3489 or me at (202) 551-
3226
if you have any questions regarding these comments.


							Very truly yours,




							Craig Wilson
							Senior Assistant Chief
Accountant
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IBM
May 10, 2005
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